FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

Enclosure 1: Rule 8.3-Biffa PLC on 8 February 2008

Enclosure 2: Rule 8.3-Reuters Group PLC on 8 February 2008

Enclosure 3: Rule 8.3-BHP Billiton PLC on 8 February 2008

Enclosure 4: Rule 8.3-Reuters Group PLC on 8 February 2008

Enclosure 5: Rule 8.3-Tradus PLC on 8 February 2008

Enclosure 6: Rule 8.3-Abbot Group PLC on 8 February 2008

Enclosure 7: Rule 8.3-Premier Research Group Plc on 8 February 2008

Enclosure 8: Rule 8.3-Biffa PLC on 8 February 2008

Enclosure 9: Rule 8.3-Foseco PLC on 8 February 2008

Enclosure 10: Rule 8.3-BHP Billiton PLC on 8 February 2008

Enclosure 11: Rule 8.3-Tradus PLC on 8 February 2008

Enclosure 12: Director/PDMR Shareholding on 8 February 2008

Enclosure 13: Rule 8.3-Biffa PLC on 11 February 2008

Enclosure 14: Rule 8.3-BHP Billiton PLC on 11 February 2008

Enclosure 15: Rule 8.3-Reuters Group PLC on 11 February 2008

Enclosure 16: Publication of Supplement on 11 February 2008

Enclosure 17: Rule 8.3-Biffa PLC on 12 February 2008

Enclosure 18: Rule 8.3-BHP Billiton PLC on 12 February 2008

Enclosure 19: Rule 8.3-BHP Billiton PLC on 12 February 2008

Enclosure 20: Rule 8.3-BHP Billiton PLC on 12 February 2008

Enclosure 21: Rule 8.3-Biffa Plc on 13 February 2008

Enclosure 22: Rule 8.3-Premier Research Group Plc on 13 February 2008

Enclosure 23: Rule 8.3-BHP Billiton Plc on 13 February 2008

Enclosure 24: Rule 8.3-Foseco Plc on 13 February 2008

Enclosure 25: Rule 8.3-BHP Billiton Plc on 13 February 2008

Enclosure 26: Rule 8.3-Biffa Plc on 14 February 2008

Enclosure 27: Rule 8.3-Reuters Group Plc on 14 February 2008

Enclosure 28: Rule 8.3-BHP Billiton Plc on 14 February 2008

Enclosure 1

                                                                                                                                                     FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	7 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	3,808,411	(1.0885%)	324,415	(0.0927%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	3,808,411	(1.0885%)	324,415	(0.0927%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	300,000	3.2450 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 2

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	7 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	14,896,775	(1.1983%)	27,302	(0.0022%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	14,896,775	(1.1983%)	27,302	(0.0022%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Sale	50,000 10,000 500,000	5.9400 GBP 6.0300 GBP 6.0130 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 3

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	6 February 2008

Amendment: Purchase of 38,038 @ 15.2000 GBP amended to purchase of 40,135 @ 15.2000 GBP on 07.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,916,916	(0.9817%)	229,876	(0.0102%)
(2) Derivatives (other than options)	22,700	(0.0010%)	139,521	(0.0062%)
(3) Options and agreements to purchase/sell	3,323,000	(0.1488%)	4,015,000	(0.1798%)
Total	25,262,616	(1.1315%)	4,384,397	(0.1962%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase*
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale
Sale

30,000
3,000
4,779
5,221
22,000
16,200
40,135
7,216
5,230
594,770

200,000
15,000
680,000

400,000
67,500
3,000
10,540
37,143
73,407
28,244
85,000
18,662
7,140
1,639
358,404
96,698
24,981
11,127
5,216
5,216

13,200
5,000
30,000
80,000
400

130

15.0000 GBP
15.0200 GBP
15.0400 GBP
15.0500 GBP
15.0600 GBP
15.1200 GBP
15.2000 GBP
15.2282 GBP
15.2403 GBP
15.2403 GBP

15.0220 GBP
15.0000 GBP
15.2370 GBP

15.0625 GBP
15.0800 GBP
15.1600 GBP
15.1800 GBP
15.1900 GBP
15.2000 GBP
15.2100 GBP
15.2198 GBP
15.2200 GBP
15.2300 GBP
15.2400 GBP
15.2500 GBP
15.2600 GBP
15.2700 GBP
15.2800 GBP
15.2900 GBP
15.3000 GBP

15.2000 GBP
15.3000 GBP
15.2030 GBP
15.2380 GBP
15.2720 GBP
15.2720 GBP

* amended purchase of 40,135 @ 15.2000 GBP on 07.02.08

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

Mar 2008 Call Warrant
Mar 2008 Call Warrant
Mar 2008 Call Warrant
Jun 2008 Call Warrant
Jun 2008 Call Warrant
Jun 2008 Call Warrant
Dec 2008 Call Warrant
Dec 2008 Call Warrant
Dec 2008 Call Warrant
Dec 2008 Call Warrant
Jun 2009 Call Warrant

	Short Short Short Long Long Short Long Long Long Long Short	400 600 1,000 3,000 2,000 800 125 560 10,000 400 200	0.0690 EUR 0.0570 EUR 0.0680 EUR 0.3400 EUR 0.3300 EUR 0.3200 EUR 0.4400 EUR 0.4500 EUR 0.3800 EUR 0.1300 EUR 0.3300 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Call Option	Selling	150,000	18.0000 GBP	American	20-Mar-2008	0.5250 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchased	250,000	15.000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchased	250,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.000 GBP	American	20 Mar 2008
Jun 2008 Put Option	Written	25,000	12.000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Written	178,000	13.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	55,000	18.000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.850 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.000 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.000 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	6 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,704,063	(0.0507%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,704,063	(0.0507%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase	50,000 650,000 100,000	36.66 AUD 37.20 AUD 37.75 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	7 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 4

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	6 February 2008

Amendment: Sale of 1,169 @ 6.0100 GBP amended to purchase of 2,338 @ 6.0100 GBP on 07/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	15,436,775	(1.2417%)	27,302	(0.0022%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	15,436,775	(1.2417%)	27,302	(0.0022%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase* Sale Sale Sale Sale Sale Sale	3,957 2,338 867 818 832 825 1,169 615	5.9946 GBP 6.0100 GBP 5.9800 GBP 5.9850 GBP 5.9950 GBP 6.0000 GBP 6.0100 GBP 6.0200 GBP

* amended booking of 2,338 @ 6.0100 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 5

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Tradus Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	06 February 2008

Amendment: Sale of 326 @ 17.7000 GBP amended to sale of 558 @ 17.7000 GBP on 07.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,059,524	(2.2941%)	31,219	(0.0675%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,059,524	(2.2941%)	31,219	(0.0675%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale*	232 558	17.7000 GBP 17.7000 GBP

*amended sale of 558 @ 17.7000 GBP on 07.02.08

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	08 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 6

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	6 February 2008

Amendment: Sale of 2,185 @ 3.8650 GBP amended to sale of 3,743 @ 3.8650 GBP on 07/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,973,002	(3.8614%)	210,055	(0.0903%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,973,002	(3.8614%)	210,055	(0.0903%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale*	1,558 3,743	3.8650 GBP 3.8650 GBP

*amended sale to 3,743 @ 3.8650GBP on 07.02.08

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 7

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Premier Research Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	06 February 2008

Amendment: late booking of sale of 3,100 @ 0.6650 GBP on 07.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)      Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	581,996	(0.9678%)	0	(0.0% )
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	581,996	(0.9678%)	0	(0.0% )

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale *	3,100	0.6650 GBP

* late booking on 07.02.08

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6 )	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	08 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10 )

Notes : The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 8

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	6 February 2008

Amendment: Sale of 3,290 @ 3.2475GBP amended to sale of 5,635 @ 3.2475 GBP on 07/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,108,411	(1.1742%)	324,415	(0.0927%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,108,411	(1.1742%)	324,415	(0.0927%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale*	2,345 5,635	3.2475 GBP 3.2475 GBP

* amended to sale of 5,635 @ 3.2475 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 9

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	6 February 2008

Amendment: Sale of 1,565 @ 2.6875 GBP amended to sale of 2,681 @ 2.6875 GBP on 07/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,640,885	(5.1908%)	150,477	(0.0903%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,640,885	(5.1908%)	150,477	(0.0903%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale*	1,116 2,681	2.6875 GBP 2.6875 GBP

* amended sale of 2,681 @ 2.6875GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 10

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	7 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,521,848	(0.9751%)	340,257	(0.0154%)
(2) Derivatives (other than options)	22,700	(0.0010%)	138,571	(0.0062%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1392%)	4,380,000	(0.1984%)
Total	24,617,548	(1.1153%)	4,858,828	(0.2200%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale

5,000
3,000
6,803
10,636
2,675
34,858
2,158
43,843
30,000
557
578
1,117
585
558
1,116
579
600
1,135
1,716
1,261
1,270
12,001
500
550
10,000
715
1,218
2,000
15,772

5,100
5,000
2,100
30,000
5,000

34,858
36,600
2,500
85,000
6,000
200,000
480,000

14.6300 GBP
14.6500 GBP
14.6600 GBP
14.6700 GBP
14.6800 GBP
14.6900 GBP
14.7100 GBP
14.7128 GBP
14.7300 GBP
14.7400 GBP
14.7500 GBP
14.7600 GBP
14.7700 GBP
14.7800 GBP
14.7900 GBP
14.8000 GBP
14.8200 GBP
14.8500 GBP
14.8700 GBP
14.8900 GBP
14.9100 GBP
14.9200 GBP
14.9300 GBP
14.9400 GBP
14.9500 GBP
14.9600 GBP
14.9700 GBP
14.9800 GBP
14.9900 GBP

14.6900 GBP
14.8900 GBP
14.6900 GBP
14.7700 GBP
14.6300 GBP

14.6900 GBP
14.7754 GBP
14.8200 GBP
14.8246 GBP
14.9800 GBP
15.0000 GBP

15.0000 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Jun 2008 Call Warrant Dec 2008 Call Warrant	Long Long	800 150	0.2800 EUR 0.3600 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Apr 2008 Put Option Feb 2008 Put Option Feb 2008 Call Option Mar 2008 Put Option	Purchasing Purchasing Selling Purchasing	30,000 50,000 30,000 5,000	14.0000 14.0000 16.0000 11.0000	American American American American	18/04/2008 15/02/2008 15/02/2008 20/03/2008	0.9500 GBP 0.2000 GBP 0.1400 GBP 0.1400 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	7 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,302,601	(0.0685%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,302,601	(0.0685%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Sale	200,000 200,000 200,000 2,127	36.52 AUD 36.68 AUD 36.73 AUD 36.22 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 11

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Tradus Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.05
Date of dealing	05 February 2008

Amendment: Sale of 189 @ 17.6800 GBP amended to sale of 324 @ 17.6800 GBP on 07/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	1,059,524	(2.2941%)	30,987	(0.0661%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	1,059,524	(2.2941%)	30,987	(0.0661%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale*	135 324	17.6800 GBP 17.6800 GBP

*amended sale of 324 @ 17.6800 on 07.02.08

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	08 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£3.76750

14. Date and place of transaction

7 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

694,560 shares 0.00694%

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 February 2008

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£3.76750

14. Date and place of transaction

7 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

814,170 shares 0.00814%

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 February 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£3.76750

14. Date and place of transaction

7 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

621,345 shares 0.00621%

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 February 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction
Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£3.76750

14. Date and place of transaction

7 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

21,407 shares 0.00021%

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 February 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£3.76750

14. Date and place of transaction

7 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

36,084 shares 0.00036%

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 February 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£3.76750

14. Date and place of transaction

7 February 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

69,353 shares 0.00069%

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 February 2008

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
iii

3. Name of person discharging managerial responsibilities/director

Guy Robert Whittaker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Barclays Stockbrokers

8. State the nature of the transaction

Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ending 31 December 2007

9. Number of shares, debentures or financial instruments relating to shares acquired

414

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.665

14. Date and place of transaction

8 October 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

278,191 0.00278%

16. Date issuer informed of transaction

7 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)
-

23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary
0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 February 2008

Enclosure 13

        FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	8 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,090,811	(1.1692%)	324,415	(0.0927%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,090,811	(1.1692%)	324,415	(0.0927%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale	1,000,000 20,000 700,000	3.6558 GBP 3.7000 GBP 3.6590 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	11 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 14

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	8 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,296,726	(0.9649%)	291,996	(0.0132%)
(2) Derivatives (other than options)	22,700	(0.0010%)	138,341	(0.0062%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1392%)	5,380,000	(0.2437%)
Total	24,392,426	(1.1051%)	5,810,337	(0.2631%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	194 1,506 1,000 9,800 84,500 53,261 5,000 1,700 704 3,804 4,781 5,985 7,000 2,000 10,000 2,000 13,000 9,800 26,848 5,000 5,000 234,500

14.6600 GBP
14.6700 GBP
14.6900 GBP
15.0100 GBP

14.9970 GBP
15.0100 GBP

14.7680 GBP

14.6689 GBP
14.7700 GBP
14.7800 GBP
14.7900 GBP
14.8226 GBP
14.8600 GBP
14.8900 GBP
14.9200 GBP
14.9500 GBP
14.9600 GBP
14.9604 GBP
15.1735 GBP

15.0000 GBP
14.9700 GBP
14.8530 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Jun 2008 Call Warrant	Long	230	0.1800 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Put Option	Writing	1,000,000	15.0000	American	20 Mar 2008	1.1150 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	11 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	8 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,302,601	(0.0685%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,302,601	(0.0685%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	4,660 4,660	36.14 AUD 36.14 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	11 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 15

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	8 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	14,882,597	(1.1977%)	27,302	(0.0022%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	14,882,597	(1.1977%)	27,302	(0.0022%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Sale Sale	3,201 865 2,434 6,500 14,178	5.9850 GBP 5.9900 GBP 5.9950 GBP 5.9894 GBP 6.0064 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	11 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 16

11 February 2008

The Royal Bank of Scotland plc - Publication of Supplement

The following Supplement has been approved as a supplement by the UK Listing Authority and is available for viewing:

Supplement dated 11 February 2008 (the "Supplement") supplementing the Prospectus dated 14 May 2007 as previously supplemented (the "Prospectus") relating to the U.S.$50,000,000,000 Structured Note Programme of The Royal Bank of Scotland plc

To view the full document, please paste the following URL into the address bar of your browser.

Supplement

http://www.rns-pdf.londonstockexchange.com/rns/7435n_-2008-2-11.pdf

The full document is also available for viewing at the Document Viewing Facility of the UK Listing Authority.
This website is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.
For further information, please contact:

Peter Nielsen

c/o Group Legal, GBM

RBS Global Banking & Markets

135 Bishopsgate

London EC2M 3UR

Tel: +44(0)20 7085 5000

Fax:+44(0)20 7085 8411

DISCLAIMER – INTENDED ADDRESSEES
Please note that the information contained in the Prospectus, as supplemented by the Supplements may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, as so supplemented, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.
The availability of the Base Prospectus and the Supplements on this website does not constitute an offer of securities for sale in the United States. Any securities issued pursuant thereto have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America, and may not be offered or sold to U.S. persons or to persons within the United States of America, except pursuant to an exemption from the Securities Act.

Enclosure 17

                                                                                                                                                  FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	11 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,088,411	(1.1685%)	324,415	(0.0927%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,088,411	(1.1685%)	324,415	(0.0927%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,400	3.6700 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	12 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 18

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	7 February 2008

Amendment: Late booking of sale of 600,000 @ 14.9492 GBP on 11.02.08
Cancellation of sale of 200,000 @ 15.0000 GBP on 11.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,121,848	(0.9570%)	340,257	(0.0154%)
(2) Derivatives (other than options)	22,700	(0.0010%)	138,571	(0.0062%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1392%)	4,380,000	(0.1984%)
Total	24,217,548	(1.0972%)	4,858,828	(0.2200%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale*

5,000
3,000
6,803
10,636
2,675
34,858
2,158
43,843
30,000
557
578
1,117
585
558
1,116
579
600
1,135
1,716
1,261
1,270
12,001
500
550
10,000
715
1,218
2,000
15,772

5,100
5,000
2,100
30,000
5,000

34,858
36,600
2,500
85,000
6,000
480,000

600,000

14.6300 GBP
14.6500 GBP
14.6600 GBP
14.6700 GBP
14.6800 GBP
14.6900 GBP
14.7100 GBP
14.7128 GBP
14.7300 GBP
14.7400 GBP
14.7500 GBP
14.7600 GBP
14.7700 GBP
14.7800 GBP
14.7900 GBP
14.8000 GBP
14.8200 GBP
14.8500 GBP
14.8700 GBP
14.8900 GBP
14.9100 GBP
14.9200 GBP
14.9300 GBP
14.9400 GBP
14.9500 GBP
14.9600 GBP
14.9700 GBP
14.9800 GBP
14.9900 GBP

14.6900 GBP
14.8900 GBP
14.6900 GBP
14.7700 GBP
14.6300 GBP

14.6900 GBP
14.7754 GBP
14.8200 GBP
14.8246 GBP
14.9800 GBP

15.0000 GBP
14.9492 GBP

*late booking on 11.02.08
Cancellation of Sale of 200,000 @ 15.0000GBP on 11.02.08

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Jun 2008 Call Warrant Dec 2008 Call Warrant	Long Long	800 150	0.2800 EUR 0.3600 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Apr 2008 Put Option Feb 2008 Put Option Feb 2008 Call Option Mar 2008 Put Option	Purchasing Purchasing Selling Purchasing	30,000 50,000 30,000 5,000	14.0000 14.0000 16.0000 11.0000	American American American American	18/04/2008 15/02/2008 15/02/2008 20/03/2008	0.9500 GBP 0.2000 GBP 0.1400 GBP 0.1400 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	12 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	7 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,302,601	(0.0685%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,302,601	(0.0685%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Sale	200,000 200,000 200,000 2,127	36.52 AUD 36.68 AUD 36.73 AUD 36.22 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	8 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 19

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	8 February 2008

Amendment: Late booking of sale of 200,000 @ 14.9550 GBP on 11.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	21,096,726	(0.9558%)	291,996	(0.0132%)
(2) Derivatives (other than options)	22,700	(0.0010%)	138,341	(0.0062%)
(3) Options and agreements to purchase/sell	3,073,000	(0.1392%)	5,380,000	(0.2437%)
Total	24,192,426	(1.0960%)	5,810,337	(0.2631%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale*	194 1,506 1,000 9,800 84,500 53,261 5,000 1,700 704 3,804 4,781 5,985 7,000 2,000 10,000 2,000 13,000 9,800 26,848 5,000 5,000 234,500 200,000

14.6600 GBP
14.6700 GBP
14.6900 GBP
15.0100 GBP

14.9970 GBP
15.0100 GBP

14.7680 GBP

14.6689 GBP
14.7700 GBP
14.7800 GBP
14.7900 GBP
14.8226 GBP
14.8600 GBP
14.8900 GBP
14.9200 GBP
14.9500 GBP
14.9600 GBP
14.9604 GBP
15.1735 GBP

15.0000 GBP
14.9700 GBP
14.8530 GBP
14.9550 GBP

* late booking on 11.02.08

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Jun 2008 Call Warrant	Long	230	0.1800 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Mar 2008 Put Option	Writing	1,000,000	15.0000	American	20 Mar 2008	1.1150 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	12 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Put	Written	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	8 February 2008

Amendment: Late booking of purchase of 200,000 @ 36.44 AUD on 11.02.08

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,502,601	(0.0745%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,502,601	(0.0745%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase* Sale	4,660 200,000 4,660	36.14 AUD 36.44 AUD 36.14 AUD

*late booking on 11.02.08

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	12 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 20

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	11 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	20,717,718	(0.9387%)	201,996	(0.0091%)
(2) Derivatives (other than options)	25,700	(0.0011%)	138,341	(0.0062%)
(3) Options and agreements to purchase/sell	3,813,000	(0.1727%)	6,120,000	(0.2773%)
Total	24,556,418	(1.1125%)	6,460,337	(0.2926%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale
Sale
Sale
Sale
Sale
Sale
Sale

437 14,271 10,000 2,250 855 678 1,888 2,156 1,375 85,000 11,463 151,316 2,905 3,702 5,964 1,124 3,170 5,129 130,000 2,598 1,391 1,117 5,000 5,000 148,000 130,000 42,020 6,757 5,243 769 5,000

14.6500 GBP
14.6600 GBP
14.6700 GBP
14.6800 GBP
14.6900 GBP
14.7000 GBP
14.7100 GBP
14.7200 GBP
14.7300 GBP
14.7312 GBP
14.7400 GBP
14.7500 GBP
14.7600 GBP
14.7700 GBP
14.7800 GBP
14.7900 GBP
14.8000 GBP
14.8100 GBP
14.8132 GBP
14.8200 GBP
14.8300 GBP
14.8500 GBP

14.6750 GBP

14.6900 GBP

14.7500 GBP
14.7515 GBP
14.7613 GBP
14.8100 GBP
14.8200 GBP
14.8300 GBP
14.8100 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec 2008 Put Warrant	Short	3,000	0.1200 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2011 Call Option Dec 2011 Call Option Dec 2011 Put Option Dec 2011 Put Option	Selling Purchasing Purchasing Selling	370,000 370,000 370,000 370,000	14.7500 14.7500 14.7500 14.7500	European European European European	16/12/2011 16/12/2011 16/12/2011 16/12/2011	5.2700 GBP 4.2500 GBP 4.2500 GBP 5.2700 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	12 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Dec 2011 Call Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Call Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Mar 2008 Put	Written	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	8 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,302,601	(0.0685%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,302,601	(0.0685%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	4,660 4,660	36.14 AUD 36.14 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	12 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 21

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	12 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,088,411	(1.1685%)	324,415	(0.0927%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,088,411	(1.1685%)	324,415	(0.0927%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	3,300 3,300	3.6375 GBP 3.6375 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	13 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 22

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Premier Research Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	07 February 2008

Late Booking of 31,996 @ 0.6476 GBP on 12/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	551,330	0.9168	0	(0.0%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	551,330	0.9168	0	(0.0%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale*	31,996	0.6476 GBP

* late booking on 12.02.08

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	13 February 2008
Contact name
Telephone number
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 23

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	11 February 2008

Amendment: Late booking of sale of 85,000 @ 14.7339 GBP on 12/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	20,717,718	(0.9387%)	286,996	(0.0130%)
(2) Derivatives (other than options)	25,700	(0.0011%)	138,341	(0.0062%)
(3) Options and agreements to purchase/sell	3,813,000	(0.1727%)	6,120,000	(0.2773%)
Total	24,556,418	(1.1125%)	6,545,337	(0.2925%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase
Purchase

Sale*

Sale
Sale
Sale
Sale
Sale
Sale
Sale

437 14,271 10,000 2,250 855 678 1,888 2,156 1,375 85,000 11,463 151,316 2,905 3,702 5,964 1,124 3,170 5,129 130,000 2,598 1,391 1,117 5,000 5,000 85,000 148,000 130,000 42,020 6,757 5,243 769 5,000

14.6500 GBP
14.6600 GBP
14.6700 GBP
14.6800 GBP
14.6900 GBP
14.7000 GBP
14.7100 GBP
14.7200 GBP
14.7300 GBP
14.7312 GBP
14.7400 GBP
14.7500 GBP
14.7600 GBP
14.7700 GBP
14.7800 GBP
14.7900 GBP
14.8000 GBP
14.8100 GBP
14.8132 GBP
14.8200 GBP
14.8300 GBP
14.8500 GBP

14.6750 GBP

14.6900 GBP

14.7339 GBP
14.7500 GBP
14.7515 GBP
14.7613 GBP
14.8100 GBP
14.8200 GBP
14.8300 GBP
14.8100 GBP

*late booking on 12.02.08

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec 2008 Put Warrant	Short	3,000	0.1200 EUR
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Dec 2011 Call Option Dec 2011 Call Option Dec 2011 Put Option Dec 2011 Put Option	Selling Purchasing Purchasing Selling	370,000 370,000 370,000 370,000	14.7500 14.7500 14.7500 14.7500	European European European European	16/12/2011 16/12/2011 16/12/2011 16/12/2011	5.2700 GBP 4.2500 GBP 4.2500 GBP 5.2700 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	13 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Dec 2011 Call Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Call Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Mar 2008 Put	Written	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	8 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,302,601	(0.0685%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,302,601	(0.0685%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	4,660 4,660	36.14 AUD 36.14 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	12 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 24

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Foseco Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	12 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	8,640,885	(5.1908%)	150,477	(0.0903%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	8,640,885	(5.1908%)	150,477	(0.0903%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	4,400 4,400	2.7400 GBP 2.7400 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	13 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 25

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	12 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	20,644,998	(0.9354%)	304,396	(0.0137%)
(2) Derivatives (other than options)	25,700	(0.0011%)	138,941	(0.0062%)
(3) Options and agreements to purchase/sell	3,813,000	(0.1727%)	6,120,000	(0.2773%)
Total	24,483,698	(1.1092%)	6,563,337	(0.2972%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	7,000 525 722 1,247 85,000 2,306 2,272 1,500 500 3,728 12,000 15,000 2,494 15,000 10,000 85,000 2,400 20,000 2,306 5,000 5,000 5,000

14.9700 GBP
15.0600 GBP
15.0900 GBP
15.1000 GBP
15.4997 GBP
15.5500 GBP

15.0000 GBP
15.0100 GBP
15.0200 GBP
15.0300 GBP
15.0500 GBP
15.0700 GBP
15.0887 GBP
15.1100 GBP
15.1300 GBP
15.1737 GBP
15.2900 GBP
15.4400 GBP
15.5500 GBP

15.5000 GBP
15.1000 GBP
15.2700 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Dec 2008 Call Warrant	Short	600	0.3300 GBP
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	13 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Dec 2011 Call Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Call Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Mar 2008 Put	Written	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	12 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,709,851	(0.0806%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,709,851	(0.0806%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Sale Sale	1,316 100,000 107,250 11,456 1,316 11,456	36.18 AUD 36.29 AUD 36.70 AUD 36.91 AUD 36.18 AUD 39.91 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	13 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 26

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Biffa Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.10
Date of dealing	13 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	4,102,376	(1.1725%)	324,415	(0.0927%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	4,102,376	(1.1725%)	324,415	(0.0927%)

(b)     Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	13,965	3.6280 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	14 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes: The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 27

                                                                                                                                                                                                                       FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	13 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	14,869,168	(1.1983%)	37,900	(0.0030%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	14,869,168	(1.1983%)	37,900	(0.0030%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale Sale	13,229 1,710 8,006 1,082	6.0400 GBP 6.0550 GBP 6.0600 GBP 6.0650 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	14 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 28

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	13 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	19,995,418	(0.9060%)	147,722	(0.0066%)
(2) Derivatives (other than options)	25,700	(0.0011%)	138,941	(0.0062%)
(3) Options and agreements to purchase/sell	3,813,000	(0.1727%)	6,120,000	(0.2773%)
Total	23,834,118	(1.0798%)	6,406,663	(0.2901%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	2,000 7,629 170,000 5,000 1,000 1,230 10,000 5,000 1,772 12,112 1,526 1,526 1,526 7,916 3,474 1,526 15,000 300,000 326,540 1,230 337 7,256 2,744 10,000 280

15.2300 GBP
15.2400 GBP
15.2969 GBP
15.3000 GBP
15.3500 GBP
15.4200 GBP

15.2500 GBP
15.3400 GBP

15.2400 GBP
15.2500 GBP
15.2600 GBP
15.2700 GBP
15.2800 GBP
15.2900 GBP
15.3000 GBP
15.3100 GBP
15.3600 GBP
15.4000 GBP
15.4089 GBP
15.4200 GBP
15.4400 GBP
15.4500 GBP
15.4600 GBP

15.5500 GBP

14.8392 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	14 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Dec 2011 Call Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Call Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Mar 2008 Put	Written	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	13 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,809,551	(0.0836%)	4,098,455	(0.1220%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,809,551	(0.0836%)	4,098,455	(0.1220%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	100,000 300	37.43 AUD 37.05 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	14 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 February, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat